SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

           ----------------------------------------------------------


                                  Schedule TO/A

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (Amendment No.1)

                               Conning Corporation
           ----------------------------------------------------------
                            (Name of Subject Company)


                               CC Merger Sub Inc.
                       Metropolitan Life Insurance Company
           ----------------------------------------------------------
                       (Name of Filing Persons - Offeror)


                     Common Stock, Par Value $0.01 Per Share
           ----------------------------------------------------------
                         (Title of Class of Securities)


                                   208215 10 3
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                      (CUSIP Number of Class of Securities)


                               Jane Weinberg, Esq.
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                            New York, New York 10010
                            Telephone: (212) 578-2211
           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications on Behalf
                               of Filing Persons)


                                    Copy to:
                             Adam O. Emmerich, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1234
           ----------------------------------------------------------

                            CALCULATION OF FILING FEE
      --------------------------------------------------------------------


      ====================================================================
      TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
      --------------------------------------------------------------------
      $95,425.962.50                                             $19,026
      ====================================================================


* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 7,634,077 shares of common stock, par value $0.01 per share (the "Shares"), at a price per Share of $12.50 in cash. Such number of Shares represents the fully diluted number of Shares outstanding as of March 20, 2000, less the number of Shares already beneficially owned by Metropolitan Life Insurance Company.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $19,026.
Form or Registration No.:  Schedule TO.
Filing Party:  Metropolitan Life Insurance Company.
Date Filed:  March 20, 2000.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                                Page 1 of 9 Pages
                           Exhibit Index is on Page 9

            This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Metropolitan Life Insurance Company, a New York life insurance company ("MetLife"), and CC Merger Sub Inc., a Missouri corporation and a wholly owned subsidiary of MetLife ("Purchaser"), on March 20, 2000 (the "Schedule TO"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Conning Corporation, a Missouri corporation ("Conning"), at a purchase price of $12.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO. Capitalized terms used but defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

            This Amendment and the Schedule TO amend and supplement the Statement on Schedule 13D with respect to Conning filed by MetLife and Purchaser with the Securities and Exchange Commission on March 10, 2000.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13.

            Items 1 through 9 and 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

            (1) Exhibit (c)(4) to the Schedule TO, "Presentation of Credit Suisse First Boston Corporation," is added.

            (2) Item 13(a)(1) of the Schedule TO is amended to read in its entirety as follows:

                  "Conning's Annual Report on Form 10-K for the year ended
            December 31, 1999 (pages 29-57) is incorporated herein by reference."

            (3) Exhibit (c)(5) to the Schedule TO, "January 27, 2000 presentation of Salmon Smith Barney Inc.," is added.

            (4) The following language is added after the third sentence of the third-to-last paragraph on page 3 of the Offer to Purchase:

                  "In its preliminary valuation analysis, Salomon Smith Barney compared the $10.50 offer price with valuation ranges implied for the Conning shares using management projections (which were prepared in October 1999) both with and without taking into account the assumption by MetLife of investment management responsibility over most of the general account assets of General American Life Insurance and its insurance subsidiaries (other than RGA(as defined below)). Specifically, relying on those management projections, Salomon Smith Barney derived implied valuation ranges for the Conning shares by:

            * Applying ranges of multiples of share price to year 2000 estimated net income derived from Conning's different business lines. This analysis resulted in valuation ranges of approximately $7.50 - $9.25 and $9.00 - $11.00 per Conning




                               Page 2 of 9 Pages
                  share with and without taking into account the potential assumption of investment management responsibility by MetLife, respectively.

            * Comparing Conning's management projections of certain financial data with corresponding financial data for comparable publicly traded asset management companies and applying a range of price-to-earnings multiples for these comparable companies to the corresponding financial data for Conning. This analysis resulted in valuation ranges of approximately $7.25 - $9.25 and $8.75 - $11.25 per
                  Conning share with and without taking into account the potential assumption of investment management responsibility by MetLife, respectively.

            * Applying a range of multiples of price paid to assets under management and latest twelve months revenue and earnings before interest, taxes, depreciation and amortization for selected precedent transactions in the asset management industry to the comparable financial data for Conning.
                  This analysis resulted in valuation ranges of approximately $10.75 - $11.50 and $13.00 -
                  $14.50 per Conning share with and without taking into account the potential assumption of investment management responsibility by
                  MetLife, respectively.

            * Using ranges of premium-to-share price both one day and one month prior to announcement for 95 going private transactions from January 1, 1995 to January 25, 2000. This analysis resulted in valuation ranges of approximately $12.25 - $13.00 and $9.50 - $10.25 per Conning share, without taking into account the potential assumption of investment management responsibility by
                  MetLife, based on one-day and one-month
                  premiums, respectively.

            * Performing a five-year discounted cash flow analysis assuming discount rates ranging from 10.0% to 16.0% and net income growth rates ranging from 6.0% to 18%. This analysis resulted in valuation ranges of approximately $12.75 to $16.25 and $15.00 to $18.75 per Conning share with and without taking into account the potential assumption of investment management responsibility by
                  MetLife, respectively.

                  Salomon Smith Barney did not comment on the adequacy of the
            MetLife proposal and, without reaching a conclusion about the adequacy of that proposal,




                               Page 3 of 9 Pages
            the special committee concluded that better terms, including a higher price per share, should be sought from MetLife."

            (5) The following language is added at the end of the second paragraph on page 4 of the Offer to Purchase:

                  "Alternative valuation methodologies discussed by Salomon
            Smith Barney and Credit Suisse First Boston included analysis of Conning's expected future operating performance taking into account
            (a) the assumption by MetLife of investment management responsibility over most of the general account assets of General American Life Insurance and its insurance subsidiaries (other than RGA); (b) the potential loss of other business derived from Conning's relationship with General American Life Insurance and its insurance subsidiaries. Salomon Smith Barney and Credit Suisse First Boston also discussed financial projections for Conning given the different values that were placed by Conning management and MetLife management on the decreases in revenues and expenses in connection with Conning's loss of investment management responsibility over most of the general account assets of General American Life Insurance and its insurance subsidiaries (other than RGA). For more detail on these projections and the different values placed on the decreases in revenue and expenses, see Section 7."

            (6) The last bullet in Section III of the Offer to Purchase is amended to read in its entirety as follows:

                  "MetLife's internal financial analysis, which included a
            development of projections (as described on pages 29 and 30) and a review of Credit Suisse First Boston's analysis (as described on pages 13 through 16) of comparable current market prices and historical comparable transaction prices of Conning's peer group, as well as a discounted cash flow analysis to determine the value of Conning shares (MetLife views the quantitative conclusions on pages 13 through 16 as supporting the fairness of the tender offer and the merger to stockholders that are unaffiliated with MetLife, even though Credit Suisse First Boston's opinion was directed only to the fairness of the consideration from a financial point of view to MetLife and expresses no opinion on this matter, as indicated on page 13)."

            (7) The first paragraph in Section III of the Offer to Purchase is amended to read in its entirety as follows:

                  "MetLife and Purchaser believe that the tender offer and the merger are fair (both in terms of price and procedure) to the Conning stockholders that are unaffiliated with MetLife. MetLife and Purchaser base their belief on the following:"




                               Page 4 of 9 Pages

            (8) The fourth-, fifth- and sixth-to-last sentences of the carry-over paragraph of the top of page 12 of the Offer to Purchase are amended to read in their entirety as follows:

                  "Analyses based upon forecasts of future results are not
            necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such analyses are inherently subject to uncertainty, being based on numerous factors or events beyond the control of the parties or their respective advisors, Salomon Smith Barney does not assume any responsibility if future results are materially different from those forecast."

            (9) The third-to-last sentence of the third paragraph on page 29 of the Offer to Purchase is amended to read in its entirety as follows:

                  "Neither we nor Conning, nor either or our respective
            financial advisors nor the Dealer Manager can be certain that future results or actual values will not differ materially from the estimates."

            (10) The first paragraph on page 30 of the Offer to Purchase is deleted and replaced with the following:

                  "In October 1999, Conning management also prepared projections of Conning's operating performance as part of its annual budgeting and planning process. Conning management provided us with a copy of these projections during the course of our discussions with Conning. These projections, which were prepared in October 1999, estimated total revenue for 2000, 2001 and 2002 to be $102 million, $112 million and $124 million, respectively; net income for 2000, 2001 and 2002 to be $15 million, $18 million and $21 million, respectively; and earnings per share for 2000, 2001 and 2002 to be $1.06, $1.24 and $1.45, respectively. During the course of our negotiations, we also received the Management Projections (as defined on page 9).

                  Conning's October 1999 management projections were based on assumptions relating to each of Conning's operating business segments. The principal assumptions were that in the year 2000, there would be: (a) an increase of 10% in assets under management from 1999 levels; (b) the closing of funding commitments totaling $400 million for a newly formed private equity fund, Fund VI (as defined below); (c) an increase of 16% in revenues from the research services business compared to 1999; (d) an increase of 10% in mortgage servicing revenue compared to 1999; (e) commercial mortgage originations of $900 million in the aggregate; and (f) an increase in expenses of 12% compared to 1999 relating primarily to the planned expansion of the employee base by approximately 8% and anticipated increases in other operating expenses. In addition, the combined expected business plan for 2000 compared to 1999 assumed an increase in total revenues of approximately 12%, an increase in total expenses of approximately 12%, and an increase in earnings per share of 11%.




                               Page 5 of 9 Pages

            Conning's business plans for 2001 and 2002 assumed annual revenue increases of 10% from the 2000 plan and annual expense increases of 7% from the 2000 plan. Conning's projections for 2001 and 2002 were prepared on an aggregate basis and did not include assumptions for individual business segments.

                  The assumptions used in the Management Projections are
            consistent with the projections used in Conning's October 1999 management projections, except that the Management Projections assume a reduction in Conning's assets under management due to the transfer of the investment management responsibilities for most of the general account assets of General American Life Insurance and its subsidiaries, excluding RGA. See Section 8. The Management Projections assume that this reduction in assets under management causes an approximately $6.9 million decrease in revenues and an approximately $4 million decrease in expenses.

                  The assumptions used in MetLife's Projections are also
            consistent with the projections included in Conning's October 1999 management projections, except that MetLife: (a) assumed a reduction in Conning's assets under management due to the transfer of the investment management responsibilities for most of the general account assets of General American Life Insurance and its subsidiaries, excluding RGA, which reduction causes an approximately $7.9 million decrease in revenues and an approximately $1.9 million decrease in expenses (see Section 8); (b) assumed closing of funding commitments totaling $200 million in the aggregate during 2000 for Fund VI, which commitments would give rise to approximately $1.7 million in additional revenue; (c) did not make assumptions on the operating business level; and (d) except for the impact of Fund VI in each of the years 2000, 2001 and 2002, assumed 0% growth in net earnings in 2000 and 10% growth in net earnings in 2001 and 2002.

                  Conning did not prepare the October 1999 projections with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections. The projections are included in this offer to purchase only because Conning provided them to us. Neither we nor Conning, nor either of our respective financial advisors nor the Dealer Manager can be certain that Conning's projections are accurate. Although presented with numerical specificity, Conning's projections are based upon a variety of assumptions relating to the businesses of Conning which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of us and Conning. There can be no assurance that Conning's projections will be realized, and actual results may vary materially from those shown."

            (11) The first paragraph of Section 12 of the Offer to Purchase is amended to read in its entirety as follows:

                  "Notwithstanding any other provision of the tender offer,
            Purchaser is not required to accept for payment or (subject to any applicable rules and regulations




                               Page 6 of 9 Pages
            of the SEC, including Rule 14e-1(c) promulgated under the Securities and Exchange Act, which relates to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance of payment of, any tendered Conning shares and may terminate or, subject to the terms of the merger agreement, amend the tender offer, unless (a) the Minimum Condition shall have been satisfied, and (b) at any time on or after the execution of the merger agreement and on or before the Expiration Date, none of the following conditions exists or has occurred and remains in effect."

            (12) The following sentence is added at the end of the last paragraph in Section IV of the Offer to Purchase:

                  "CSFB has consented to the filing of its written opinion as an exhibit to the Schedule TO."









                               Page 7 of 9 Pages

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2000

                                    CC MERGER SUB INC.


                                    By    /s/ Gary A. Beller
                                       -------------------------------------
                                       Name:   Gary A. Beller
                                       Title:  President and
                                               Chairman of the Board



                                    METROPOLITAN LIFE INSURANCE COMPANY


                                    By    /s/ Gary A. Beller
                                       -------------------------------------
                                       Name:   Gary A. Beller
                                       Title:  Senior Executive Vice-President
                                               and General Counsel







                               Page 8 of 9 Pages

                                  EXHIBIT INDEX


(c)(4)      Presentation of Credit Suisse First Boston Corporation.

(c)(5)      January 27, 2000 presentation of Salomon Smith Barney Inc.









                               Page 9 of 9 Pages